EXHIBIT 99.1

For Immediate Release 21-39-TR	Date:	September 20, 2021

Teck Investor and Analyst Day and Guidance Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) is hosting its virtual Investor and Analyst Day on Tuesday, September 21, 2021.

The event will commence at 1:00 p.m. ET / 10:00 a.m. PT, with presentations by President and Chief Executive Officer Don Lindsay and members of the senior management team. The agenda includes Teck’s strategy to capitalize on its industry-leading copper growth profile to rebalance its portfolio towards low-carbon metals, capital allocation priorities, market and operations update, progress on the RACE21TM initiative, and Teck’s commitment to ESG leadership.

The webcast and presentation materials will be available on the Teck’s website at www.teck.com. Participants who wish to participate in the question-and-answer sessions after each panel discussion can access the conference facility by dialing 416.340.2217 or toll free 800.806.5484 (quote 7240967 if requested). Media are invited to attend on a listen-only basis.

Guidance Update

In conjunction with Investor and Analyst Day, Teck provided an update today on guidance.

Wildfires in British Columbia negatively affected our operations in the third quarter. As previously announced, the oxygen plant at Trail Operations resumed on August 13, 2021 following a temporary shutdown of approximately 10 days related to poor ambient air quality resulting from wildfires. The closure negatively impacted zinc production. As a result, we have reduced our 2021 annual refined zinc production guidance to 285,000 – 290,000 tonnes from 290,000 – 300,000 tonnes previously. We expect refined zinc production to be in the range of 72,000 – 75,000 tonnes in Q3 2021.

At Highland Valley Copper (HVC), operations were fully suspended on August 14, 2021 for a period of four days due to an evacuation order issued by the District of Logan Lake in response to wildfire activity in the area. The impact on production was not material and our annual contained copper production guidance for HVC is unchanged at 128,000 - 133,000 tonnes. However, concentrate shipment timing from HVC has been impacted due to wildfires and logistics disruptions, and we do not expect to catch up on the differential between higher production than sales from H1 2021. For our copper business unit, we expect sales in Q3 to be similar to production in Q3.

The impacts of wildfires on Teck’s steelmaking coal business have been previously incorporated into our coal guidance dated July 26, 2021.

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At Red Dog, the latest start to the shipping season since 2010 due to weather and ice conditions, combined with record weather-related shipping delays in July and August, have reduced third quarter sales of zinc concentrate. We now expect Q3 2021 sales to be 145,000 – 155,000 tonnes of contained zinc, down from 180,000 – 200,000 tonnes previously. Despite the third quarter shortfall in shipping, assuming normal weather conditions, we continue to expect to be able to ship all zinc concentrates from Red Dog during the current shipping season as originally planned.

At our steelmaking coal operations in the Elk Valley, annual production is expected to be at the lower end of the current guidance range due to the previously noted wildfire impacts, compounded by increased absenteeism associated with COVID-19 exposure isolation protocols. Current inflationary cost pressures, notably diesel price, supplies and higher labour premiums, and lower production, have been partially offset with savings attributable to our RACE21™ program. At current unprecedented steelmaking coal prices, we have made decisions to maintain available production for sale by operating higher cost equipment and relying on overtime to offset the increased absenteeism, which has also contributed to higher unit costs. Further, although we typically balance maintenance outages between the second and third quarters, we made the decision in the second quarter to defer the maintenance outage at our Fording River Operations to the third quarter to meet demand for our products. Due to this deferral along with the above noted production decisions and cost pressures, our third quarter adjusted cost of sales is expected to come in at $66 to $68 per tonne and exceed the higher end of the annual guidance range. We note that this is an increase in Q3 costs of only $3 per tonne, based on the mid-point of quarterly guidance, versus an increase of USD$192 per tonne in the steelmaking coal price on an FOB basis since June 30, 2021. With our planned major processing shutdowns behind us combined with higher production in the fourth quarter versus the first three quarters of this year, we expect reduced fourth quarter unit costs and, as a result, we anticipate to come in at or slightly above the upper end of the annual guidance range of $59 to $64 per tonne.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: 2021 annual and Q3 refined zinc production guidance; annual contained copper production guidance for HVC; confirmation of steelmaking coal guidance provided July 26, 2021; Q3 contained zinc sales guidance; the expectation that we will be able to ship all zinc concentrates from Red Dog for the current shipping season; adjusted annual and third quarter cost of sales guidance for steelmaking coal; and all other estimates and projections associated with our business and operations.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions; commodity prices; acts of foreign or domestic governments, the supply and demand for, deliveries of, and the level and volatility of prices of copper,

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steelmaking coal and zinc; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; continuing availability of water and power resources for our operations; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations; the outcome of our coal volume negotiations with customers; and our ongoing relations with our employees and with our business and joint venture partners. Statements concerning future production costs and volumes are based on numerous assumptions regarding operating matters and on assumptions that: counterparties perform their contractual obligations; operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and adverse weather conditions. The foregoing list of assumptions is not exhaustive.

Factors that may cause actual results to vary materially include, but are not limited to: changes in market demand for our products; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment; government action; industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 mitigation protocols; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; and negative changes or deterioration in general economic conditions.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the impacts on our suppliers, customers and markets for our products. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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